Exhibit 99.5
NICE Collaborates with EMC to Deliver Best-in-Class Recording and Archiving

 NICE Engage Interaction Recording platform is certified with EMC Elastic Cloud Storage solution

Ra’anana, Israel, November 18, 2015 – NICE Systems (NASDAQ: NICE) today announced that EMC, a global leader in information technology transformation and data storage, has certified the NICE Engage Interaction Recording platform for use in conjunction with its innovative EMC Elastic Cloud Storage (ECS) solution. This relationship brings together the leading cloud-based data storage system and the most advanced recording solution on the market for a comprehensive, secure and dynamic archiving solution.

The NICE Engage platform, with Advanced Interaction Recording (AIR), provides real-time streaming and consolidated enterprise-wide recording, while ECS ensures that the recorded data is stored with cloud-scale reliability and security. Alongside the enterprise-grade commodity infrastructure ECS offers, NICE Engage customers can also benefit from the low cost, massive scalability, and easy serviceability of cloud storage.

The new Engage-ECS collaboration is the latest in a 15-year relationship between NICE and EMC, bringing many interaction management technologies to a wide array of customers.

Miki Midgal, President of the NICE Enterprise Product Group, said: “The ECS solution will help our customers reduce storage cost and seamlessly move from traditional storage to modern cloud deployments. Together with EMC, NICE customers can enjoy the best of both worlds: advanced recording and cloud-scale performance.”

“The combination of NICE Engage and ECS creates a scalable, multi-threaded solution,” according to Ryan Peterson, Senior Director of Solutions and Alliances for EMC. “Through this collaboration, we can offer customers cloud-comparable economics and flexibility, while the geo-distribution of our technology is ideal for supporting a mobile workforce and ensuring business continuity in the event of a disaster.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statement by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.